                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )



                              BancFirst Ohio Corp.
                   -----------------------------------------
                               (Name of Issuer)




                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                   059450106
                   -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










SEC 1745 (2-95)

                               Page 1 of 6 pages

CUSIP No. 059450106                SCHEDULE 13G      Page        of        Pages
         ---------------------                           --------  --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

               First Financial Services Group, N.A.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

          Zanesville, OH  U.S.A.
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                               199,918
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                                459,758
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person With                              659,676
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                                          231,561
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                          891,237
          ---------------------------------------------------------------------

 (10)     Check if Aggregate Amount in Row 9 Excludes Certain
          Shares*                                                         [   ]

                                          N/A
          ---------------------------------------------------------------------
 (11)     Percent of Class Represented by Amount in Row 9

                                          11.2%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person*

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 pages

ITEM 10.  CERTIFICATION

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 1998
      ---------------

By: /s/ Robert Butler
    -----------------
    Robert Butler
    President & CEO


                               Page 3 of 6 pages

                                                    BANCFIRST OHIO CORP


                                              BANCFIRST OHIO CORP SHAREHOLDERS
ACCOUNT NUMBER ACCOUNT NAME                                ADDRESS
Revised 6/30/98
0  1   8484  00   MARY LOUISE TOBIN ESTATE
2  0   2824  01   ELIZABETH F. EBERLE                1802 GOEHMANN LANE                    FREDERICKSBURG, TX 78624-2935
2  0   2824  02   DOROTHY ANN LEWIS                  9507 AVENEL LANE                      PORT ST. LUCIE, FL 34986
2  0   2824  03   JOHN R. FINLEY                     147 OVERHILL DRIVE                    BOARDMAN, OHIO 44512
2  0   3060  00   MARGARET M. GEARY TRUST
2  0   3590  00   ROBERT HESTON MARITAL TRUST
2  0   3591  00   ROBERT HESTON RESIDUARY TRUST
2  0   5332  00   ROBERT H. LOUGHMAN
2  0   5535  00   NORMA MCCANN TRUST
2  3   8340  00   LYDIA M. TAYLOR TRUST
3  0   0776  00   GARY B. BAKER                      9743 AEGEAN COURT                     HUNTERSVILLE, NC 28078
3  0   0786  00   MARY ELIZABETH BAKER               3690 HIGHLAND FAIRWAY BLVD.           LAKELAND, FL 33809
3  0   1236  00   MARY JANE CAIN
3  0   2776  00   LEONA FELLERS                      1210 RANKIN DRIVE                     ZANESVILLE, OHIO 43701
3  0   2778  00   ROBERT FELLERS                     1210 RANKIN DRIVE                     ZANESVILLE, OHIO 43701
3  0   3484  00   CHARLES S. HARRISON TRUST # 1      5550 HIGHVIEW DRIVE                   ZANESVILLE, OHIO 43701
3  0   3536  00   WALTER J. HECK                     1140 SW 22ND AVE VILLA 11-2           DELRAY BEACH, FL 33445
3  0   3640  00   CONSTANCE M. STEPHENSON            2110 NORTH HAZEL AVENUE               ZANESVIILLE, OHIO 43701
3  0   4678  00   FRANCES ELOISE JOHNSON
3  0   4933  00   JULIANNA JOHNSON KINCAID           7730 INDIAN OAKS DRIVE  APT 203       VERO BEACH, FL 32966
3  0   5069  00   PAUL J. KUNKEL                     913 LOCUST AVENUE                     ZANESVILLE, OHIO 43701
3  0   7069  00   CAROLE PICKWORTH
3  0   7105  00   BETTY L. EMERY PLETCHER            57 HIGH POINT CIRCLE W. APT. 201      NAPLES, FL 34103-4244
3  0   8020  00   JOANNA S. SNYDER SHELLY            141 LOGAN RANCH ROAD                  GEORGETOWN, TX 78628
3  3   0768  00   WILLIS B. BAILEY
3  3   0904  00   GEORGIA L. BENSON TRUST FBO MARK
3  3   0905  00   GEORGIA L. BENSON TRUST FBO MATT
3  3   3217  00   SHIRLEY D. GORSUCH
3  3   3805  00   RUTH M. HUGHES
3  3   5592  00   A. E. MCGINNIS TRUST U/A
3  3   5598  00   EDWIN MCHENRY TRUST
3  3   8193  00   J.W. STRAKER FBO LAURA
3  3   8194  00   J.W. STRAKER FBO SAMUEL
3  3   8196  00   J.W. STRAKER FBO JORDAN
3  3   8198  00   J.W. STRAKER FBO WM. PLOSSER
3  3   8257  00   MARGARET H. SWINGLE TRUST
3  3   8259  00   EARL B. SWINGLE JR. TRUST
3  3   9213  00   RALPH E. WALTMAN TRUST
3  3   9769  00   RUTH C. YOUNG TRUST
3  4   7691  00   ST. JAMES EPISCOPAL CHURCH         155 NORTH SIXTH STREET                ZANESVILLE, OHIO 43701
5  0   3452  00   RICHARD C. HARDESTY                2670 CENTER DRIVE                     ZANESVILLE, OHIO 43701
5  0   3453  00   RICHARD C. HARDESTY # 2            2670 CENTER DRIVE                     ZANESVILLE, OHIO 43701
5  0   8120  00   JOHN STEINBERGER                   60068 QUILT ROAD                      NEW CONCORD, OHIO 43762
5  0   8144  00   ALLISON M. STEWART                 C/O WM STEWART,GDN,2775 MARTIN RD     ZANESVILLE, OHIO 43701
5  0   8145  00   AMY E. STEWART                     C/O WM STEWART,GDN,2775 MARTIN RD     ZANESVILLE, OHIO 43701
5  0   8146  00   BRIAN W. STEWART                   C/O WM STEWART,GDN,2775 MARTIN RD     ZANESVILLE, OHIO 43701
5  0   8147  00   DAVID T. STEWART                   C/O WM STEWART,GDN,2775 MARTIN RD     ZANESVILLE, OHIO 43701
5  0   8151  00   JESSICA L. STEWART                 C/O WM STEWART,GDN,2775 MARTIN RD     ZANESVILLE, OHIO 43701
5  0   9890  00   JUDITH B. ZINN                     515 NORTH SAMUEL DRIVE                ZANESVILLE, OHIO 43701
5  1   4241  00   455 INVESTMENT CO, LTD
5  2   0925  02   BETHESDA HLTH FDN UNRESTRICTED
5  2   3551  00   HELEN PURCELL HOME                 C/O R MOEHRMAN,1854 NORWOOD BLVD.     ZANESVILLE, OHIO 43701
5  2   5409  00   MATC                               C/O TRAFFORD DICK, 1555 NEWARK RD.    ZANESVILLE, OHIO 43701
5  6   7340  00   ELEANOR S. RANKIN
6  4   0930  24   FNB 401K BANK STOCK

ACCOUNT NUMBER ACCOUNT NAME                         PROXY SHS   GOC SHS        VOTING
Revised 6/30/98
0  1   8484  00   MARY LOUISE TOBIN ESTATE                       10772          GOC
2  0   2824  01   ELIZABETH F. EBERLE                 38,730                    PROXY
2  0   2824  02   DOROTHY ANN LEWIS                   24,204                    PROXY
2  0   2824  03   JOHN R. FINLEY                      24,204                    PROXY
2  0   3060  00   MARGARET M. GEARY TRUST                        5,000          GOC
2  0   3590  00   ROBERT HESTON MARITAL TRUST                    1,208          GOC
2  0   3591  00   ROBERT HESTON RESIDUARY TRUST                  1,208          GOC
2  0   5332  00   ROBERT H. LOUGHMAN                            14,372          GOC
2  0   5535  00   NORMA MCCANN TRUST                            70,000          GOC
2  3   8340  00   LYDIA M. TAYLOR TRUST                         15,168          GOC
3  0   0776  00   GARY B. BAKER                          160                    PROXY
3  0   0786  00   MARY ELIZABETH BAKER                 1,372                    PROXY
3  0   1236  00   MARY JANE CAIN                                    10          GOC
3  0   2776  00   LEONA FELLERS                         6006                    PROXY
3  0   2778  00   ROBERT FELLERS                        6006                    PROXY
3  0   3484  00   CHARLES S. HARRISON TRUST # 1          476                    PROXY
3  0   3536  00   WALTER J. HECK                      14,228                    PROXY
3  0   3640  00   CONSTANCE M. STEPHENSON              6,656                    PROXY
3  0   4678  00   FRANCES ELOISE JOHNSON                         1,472          GOC
3  0   4933  00   JULIANNA JOHNSON KINCAID            61,332                    PROXY
3  0   5069  00   PAUL J. KUNKEL                       4,792                    PROXY
3  0   7069  00   CAROLE PICKWORTH                                 880          GOC
3  0   7105  00   BETTY L. EMERY PLETCHER             13,600                    PROXY
3  0   8020  00   JOANNA S. SNYDER SHELLY              4,152                    PROXY
3  3   0768  00   WILLIS B. BAILEY                                5800          GOC
3  3   0904  00   GEORGIA L. BENSON TRUST FBO MARK                1100          GOC
3  3   0905  00   GEORGIA L. BENSON TRUST FBO MATT               1,100          GOC
3  3   3217  00   SHIRLEY D. GORSUCH                             2,908          GOC
3  3   3805  00   RUTH M. HUGHES                                 4,000          GOC
3  3   5592  00   A. E. MCGINNIS TRUST U/A                       1,992          GOC
3  3   5598  00   EDWIN MCHENRY TRUST                           11,936          GOC
3  3   8193  00   J.W. STRAKER FBO LAURA                           768          GOC
3  3   8194  00   J.W. STRAKER FBO SAMUEL                          768          GOC
3  3   8196  00   J.W. STRAKER FBO JORDAN                          768          GOC
3  3   8198  00   J.W. STRAKER FBO WM. PLOSSER                     768          GOC
3  3   8257  00   MARGARET H. SWINGLE TRUST                      4,840          GOC
3  3   8259  00   EARL B. SWINGLE JR. TRUST                        600          GOC
3  3   9213  00   RALPH E. WALTMAN TRUST                         8,888          GOC
3  3   9769  00   RUTH C. YOUNG TRUST                            3,000          GOC
3  4   7691  00   ST. JAMES EPISCOPAL CHURCH          24,200                    PROXY
5  0   3452  00   RICHARD C. HARDESTY                    476                    PROXY
5  0   3453  00   RICHARD C. HARDESTY # 2              1,556                    PROXY
5  0   8120  00   JOHN STEINBERGER                       800                    PROXY
5  0   8144  00   ALLISON M. STEWART                     750                    PROXY
5  0   8145  00   AMY E. STEWART                         750                    PROXY
5  0   8146  00   BRIAN W. STEWART                       750                    PROXY
5  0   8147  00   DAVID T. STEWART                      1410                    PROXY
5  0   8151  00   JESSICA L. STEWART                     750                    PROXY
5  0   9890  00   JUDITH B. ZINN                      70,024                    PROXY
5  1   4241  00   455 INVESTMENT CO, LTD                         2,000          GOC
5  2   0925  02   BETHESDA HLTH FDN UNRESTRICTED                16,280          GOC
5  2   3551  00   HELEN PURCELL HOME                   4,624                    PROXY
5  2   5409  00   MATC                                   880                    PROXY
5  6   7340  00   ELEANOR S. RANKIN                             12,312          GOC
6  4   0930  24   FNB 401K BANK STOCK                130,911





                               Page 4 of 6 pages

                              BANCFIRST OHIO CORP

                        BANCFIRST OHIO CORP SHAREHOLDERS

ACCOUNT NUMBER ACCOUNT NAME                                ADDRESS
Revised 6/30/98
6  4   0930  25   FNB 401K BANK STOCK - MATCH        SEE RICH BRENNER/ NAMES & SHARES
6  8   1896  00   JANE S. DONOHO                     439 WEST HIGHLAND DRIVE               ZANESVILLE, OHIO 43701
6  8   1897  00   ROBERT S. DONOHO                   439 WEST HIGHLAND DRIVE               ZANESVILLE, OHIO 43701
6  8   1926  00   MARGARET J. DRAKE                  6475 ADAMSVILLE ROAD                  ZANESVILLE, OHIO 43701
6  8   7722  00   KARL C. SAUNDERS                   360 BROADVIEW AVENUE                  ZANESVILLE, OHIO 43071
6  8   7990  00   GARY C. SMITH                      16869 BRUSHY FORK ROAD, SE            NEWARK, OHIO 43055
6  8   8052  00   TRUDY MICHAELS                     P. O. BOX 8137                        ZANESVILLE, OHIO 43702-8137
6  8   8199  00   JOHN W. STRAKER JR.                81 JOY LANE                           GRANVILLE, OHIO 43023
6  8   8200  00   BRENT A. STUBBINS                  728 CONVERS AVENUE                    ZANESVILLE, OHIO 43701
6  8   8203  00   THOMAS L. STURTZ                   1360 DEER RUN ROAD                    NEWARK, OHIO 43055
6  8   8209  00   RICHARD J. STRAKER
9  9   BFOH  FS   BFOH FRACTIONAL SHARES                                                   SEE RICH BRENNER

ACCOUNT NUMBER ACCOUNT NAME                         PROXY SHS   GOC SHS        VOTING
Revised 6/30/98
6  4   0930  25   FNB 401K BANK STOCK - MATCH            5,744                    PROXY
6  8   1896  00   JANE S. DONOHO                           784                    PROXY
6  8   1897  00   ROBERT S. DONOHO                         788                    PROXY
6  8   1926  00   MARGARET J. DRAKE                        292                    PROXY
6  8   7722  00   KARL C. SAUNDERS                       2,820                    PROXY
6  8   7990  00   GARY C. SMITH                            400                    PROXY
6  8   8052  00   TRUDY MICHAELS                           360                    PROXY
6  8   8199  00   JOHN W. STRAKER JR.                    1,920                    PROXY
6  8   8200  00   BRENT A. STUBBINS                      1,640                    PROXY
6  8   8203  00   THOMAS L. STURTZ                         408                    PROXY
6  8   8209  00   RICHARD J. STRAKER                       800
9  9   BFOH  FS   BFOH FRACTIONAL SHARES                 2.937






THE FOLLOWING ACCOUNTS WILL HAVE PROXIES SENT TO THEM BY ADP (SHAREHOLDERS COMMUNICATONS)

ACCOUNT NUMBER ACCOUNT NAME                             ADDRESS                                         PROXY SHS  GOC SHS  VOTING
Revised 6/30/98
5  0   1022  00   JEAN P. BONIFIELD           2734 MARTIN ROAD               ZANESVILLE, OH 43701            100
5  0   9417  00   DANA LINN WILLIAMS          410 FOX CHAPEL LANE            RADNOR, PA 19087            126,540             PROXY
5  6   3455  00   HARRY H. HARDESTY           2670 CAROL DRIVE               ZANESVILLE, OHIO 43701          328             PROXY
5  6   5266  00   MILMAN H. LINN III          1169 PARKVIEW DRIVE            ZANESVILLE, OHIO 43701        29404             PROXY
5  6   8026  00   AMY L. SOBOTKA              5696 TERRE PRINCE CT           DUBLIN. OHIO 43017              360             PROXY
5  7   3307  00   GUERNSEY MEMORIAL HOSPITAL  C/O DON HUSTON P.O.BOX 610     CAMBRIDGE, OHIO 43725-0610    1,400             PROXY
6  2   1642  03   PETER CULTICE               CULTICE & BROWN, P O BOX 1230  ZANESVILLE, OHIO 43702          934             PROXY
6  2   1642  04   JAMES BROWN                 CULTICE & BROWN, P O BOX 1230  ZANESVILLE, OHIO 43702          240             PROXY
6  2   1642  05   SUSAN BROWN                 CULTICE & BROWN, P O BOX 1230  ZANESVILLE, OHIO 43702          112             PROXY
6  2   1642  06   MEREDITH NELSON             CULTICE & BROWN, P O BOX 1230  ZANESVILLE, OHIO 43702           72             PROXY
6  2   4935  01   R. WILLIAM GEYER            P. O. BOX 1030                 ZANESVILLE, OHIO 43702          724             PROXY
6  2   4935  09   MONICA BAUGHMAN             LAW OFFICES, P.O.BOX 1030      ZANESVILLE, OHIO 43702           72             PROXY
6  2   4935  14   ANDY VESELENAK              LAW OFFICES, P.O.BOX 1030      ZANESVILLE, OHIO 43702          728             PROXY
6  2   4935  23   CYNTHIA CAMERON             LAW OFFICES, P.O.BOX 1030      ZANESVILLE, OHIO 43702          230             PROXY
6  2   4935  25   JILL SMITH                  LAW OFFICES, P.O.BOX 1030      ZANESVILLE, OHIO 43702           72             PROXY
6  2   4935  29   CATHERINE CUNNINGHAM        LAW OFFICES, P.O.BOX 1030      ZANESVILLE, OHIO 43702          216             PROXY
6  3   4935  15   SUSAN MCCOLLISTER           LAW OFFICES, P.O.BOX 1030      ZANESVILLE, OHIO 43702          320             PROXY
6  8   0779  00   GARY B. BAKER               9743 AEGEAN COURT              HUNTERSVILLE, NC 28078        4,088             PROXY
6  8   0792  00   STEVEN R. BALDWIN           P. O. BOX 2687                 ZANESVILLE, OHIO 43702          460             PROXY
6  8   1321  00   RALPH W. CATER              3665 FRAZEYSBURG ROAD          ZANESVILLE, OHIO 43701          837             PROXY
6  8   3042  00   JOSEPH H. GARNER            10750 BELLE DRIVE              NORWICH, OHIO 43767           1,240             PROXY
6  8   3043  00   MARGARET A. GARNER          10750 BELLE DRIVE              NORWICH, OHIO 43767           1,336             PROXY
6  8   3460  00   CONSTANCE A. HARDCASTLE     910 CENTER COURT               ZANESVILLE, OHIO 43701          664             PROXY
6  8   3483  00   CHARLES S. HARRISON         5550 HIGHVIEW DRIVE            ZANESVILLE, OHIO 43701          392             PROXY
6  8   3485  00   SUE ELLEN HARRISON          5550 HIGHVIEW DRIVE            ZANESVILLE, OHIO 43701          572             PROXY
6  8   3547  00   EARL F. HEISE               170 MONTGOMERY BLVD.           NEW CONCORD, OHIO 43762       1,300             PROXY
6  8   5275  0    MILMAN H. LINN III          1169 PARKVIEW DRIVE            ZANESVILLE, OHIO 43701       37,400             PROXY
6  8   5432  00   ROBERT L. MADIGAN           2853 CRESTWAY DRIVE            ZANESVILLE, OHIO 43701        1,164             PROXY
6  8   5433  00   SHIRLEY MADIGAN             2853 CRESTWAY DRIVE            ZANESVILLE, OHIO 43701        1,144             PROXY
6  8   5659  00   NELSON MELICK               8000 FULTON-ROSE ROAD          ROSEVILLE, OHIO 43777           528             PROXY
6  8   5663  00   JOHN MELSHEIMER             2510 MONNIE PLACE              ZANESVILLE, OHIO 43701          586             PROXY
6  8   5664  00   DEBRA MELSHEIMER            2510 MONNIE PLACE              ZANESVILLE, OHIO 43701          586             PROXY
6  8   5832  00   MARY LEE MORGAN             2670 EVA CIRCLE                ZANESVILLE, OHIO 43701          216             PROXY
6  8   5833  00   MICHAEL F. MORGAN           2670 EVA CIRCLE                ZANESVILLE, OHIO 43701        1,116             PROXY


                               Page 5 of 6 pages

                              BANCFIRST OHIO CORP

                        BANCFIRST OHIO CORP SHAREHOLDERS


ACCOUNT NUMBER ACCOUNT NAME                             ADDRESS                                         PROXY SHS  GOC SHS  VOTING
Revised 6/30/98

6  8   5930  00   JAMES F. MYER               BOX 583                        NEW LEXINGTON, OH 43734          20
6  8   6062  00   JAMES H. NICHOLSON (HERE)   956 SOUTHEAST COURT            ZANESVILLE, OHIO 43701          996             PROXY
6  8   7335  00   WILLIAM F. RANDLES          P. O. BOX 2665                 ZANESVILLE, OHIO 43702-2665   3,570             PROXY
6  8   7437  00   MAXINE RICE                 3031 LOOKOUT DRIVE             ZANESVILLE, OHIO 43701        1,416             PROXY
6  8   7655  00   JOHN P. RYAN                1640 COACHLIGHT CIRCLE         NASHPORT, OHIO 43830            372             PROXY
6  8   7656  00   SHERRY L. RYAN              1640 COACHLIGHT CIRCLE         NASHPORT, OHIO 43830          1,700             PROXY
6  8   7731  00   M. CHRISTINE SHILLING       2028 MYRTLE AVENUE             ZANESVILLE, OHIO 43701          120             PROXY
6  8   7838  00   GEORGE W. SHEGOG JR.        15 SNOOTS LANE                 NEW CONCORD, OHIO 43762       3,252             PROXY
6  8   7839  00   NORBERT B. SHEGOG           2635 MEADOW ROAD               CAMBRIDGE, OHIO 43725         3,468             PROXY
6  8   7840  00   SHARON L. SHEGOG            15 SNOOTS LANE                 NEW CONCORD, OHIO 43762         566             PROXY
6  8   8070  00   ELSIE SPILLMAN              931 MERRICK DRIVE              ZANESVILLE, OHIO 43701          600             PROXY

                                                                                                         691,319    199,918

                       TOTAL SHARES IN NAME OF GRAND OLD CO                                              891,237





                       TOTAL TRUST HOLDINGS AS OF 6/30/98                                                891,237




                                              FULL INVESTMENT DISCRETION BUT VOTE OWN PROXY              459,758

                                              SELF DIRECTED..VOTE OWN PROXY                              231,561

                                              TOTAL I/N/O GOC THAT VOTE OWN PROXY                        691,319

                                              FULL INVESTMENT TOTAL GOC VOTES FOR ADP PROXY              199,918


                                              TOTAL                                                      891,237


                               Page 6 of 6 pages